UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 10, 2020

COMMUNITY FIRST BANCSHARES, INC.

(Exact Name of Registrant as Specified in Charter)

Federal	001-38074	82-1147778
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3175 Highway 278, Covington, Georgia		30014
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (770) 786-7088

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CFBI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement

On November 10, 2020, Affinity Bancshares, Inc., a Maryland corporation (the “Company”), Community First Bancshares, Inc., a federal corporation (“Community First”), Newton Federal Bank and Community First Bancshares, MHC (the “MHC”) entered into an Agency Agreement with Performance Trust Capital Partners, LLC (“PTCP”), who will assist the Company in selling the shares of the Company’s common stock on a best efforts basis in the Company’s subscription and community offerings, and will serve as sole manager for any syndicated offering.

PTCP will receive a fee of 1.0% of the aggregate purchase price of all shares of common stock sold by the Company in the subscription and community offerings. No fee will be payable to PTCP with respect to shares purchased by the Company’s and Newton Federal Bank’s directors, trustees, officers, employees or their immediate families and their personal trusts, and shares purchased by the Company’s employee benefit plans or trusts.

In the event a syndicated or firm commitment underwritten offering is conducted, the Company will pay fees of 5.5% of the aggregate purchase price of all shares of common stock sold in the syndicated or firm commitment underwritten offering to PTCP and any other broker-dealers included in the syndicated or firm commitment underwritten offering.

The shares of common stock are being offered pursuant to a Registration Statement on Form S-1 (Registration No. 333-248745) filed by the Company under the Securities Act of 1933, as amended, and a related prospectus dated November 10, 2020.

The foregoing description of the terms of the Agency Agreement is qualified in its entirety by references to the Agency Agreement, which is filed as Exhibit 1.1 hereto and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description

1.1	Agency Agreement dated November 10, 2020, by and among the Company, Community First, Newton Federal Bank and the MHC and PTCP (exhibits omitted)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

COMMUNITY FIRST BANCSHARES, INC.

DATE: November 12, 2020	By:	/s/ Tessa M. Nolan
Tessa M. Nolan
Senior Vice President and Chief Financial Officer